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                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              WASHINGTON, DC 20549




                                   FORM 12B-25



                           NOTIFICATION OF LATE FILING





      (Check One): / / Form 10-K / / Form 20-F / / Form 11-K / X/ Form 10-Q
                          / / Form N-SAR / / Form N-CSR

                        For Period Ended: March 31, 2005
                                          --------------

/ / Transition Report on Form 10-K         / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F         / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:


PART I. REGISTRANT INFORMATION


Full name of registrant   STONEPATH GROUP, INC.
                         -------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)
1600 Market Street, Suite 1515
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City, State and Zip Code   Philadelphia, Pennsylvania 19103
                           -----------------------------------------------------


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PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                 N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

         The restructuring effort of Stonepath Group, Inc. (the "Company"), including the pending relocation of its corporate staff from Philadelphia, Pennsylvania to Seattle, Washington, has resulted in the earlier than expected departure of certain personnel from the Company's corporate office in Philadelphia. In addition, the Company needed to amend its domestic credit facility with the cooperation of the lender to revise certain of the provisions of that facility. These factors, among others, have prevented the Company from filing its Form 10-Q for the first quarter of 2005 by May 10, 2005.


PART IV. OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

         Thomas L.  Scully           (215)                    979-8370
         -----------------------------------------------------------------------
             (Name)               (Area Code)            (Telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s). / X / Yes / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / X / Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Based on work done to date, for the three months ended March 31, 2005, the Company estimates revenues of $89,989,605, net revenues of $20,414,318 and a net loss of $7,563,099. Included in the net loss is a charge amounting to $3,341,547 for personnel, system and leasing costs incurred in connection with the restructuring of the Company's operations.

         These estimates are subject to further revision as the Company completes its financial statements for the three month period ending March 31, 2005.



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________________________________________________________________________________

                              STONEPATH GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   5/10/05                      By      /s/ Robert Arovas
       -------------------                  ------------------------------------
                                            Robert Arovas, President


INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s232.201 or s232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (s232.13(b) of this chapter).